Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

ssuzzan@fulbright.com	telephone:	(212) 318-3000
direct dial: (212) 318-3092	facsimile:	(212) 318-3400
October 6, 2008
VIA FEDERAL EXPRESS
Sandy Eisen, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549

Re:	Randgold Resources Limited Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2007 Filed on June 24, 2008 File No. 000-49888
Dear Ms. Eisen:
     We represent Randgold Resources Limited. This shall confirm our telephone conversation of October 6, 2008. Randgold Resources Limited acknowledges receipt of the staff’s comment letter dated September 23, 2008 and will respond to such letter within 20 business days from the date of the letter.
     Please do not hesitate to contact me should you have any questions.

Very truly yours,
/s/ Steven I. Suzzan
Steven I. Suzzan

cc:	D. Mark Bristow (Randgold Resources Limited) Graham Shuttleworth (Randgold Resources Limited)
Houston · New York · Washington DC · Austin · Dallas · Los Angeles · Minneapolis · San Antonio · Hong Kong · London · Munich